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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO 13D-1(B)(C), AND (D) AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                             (AMENDMENT NO. __)(1)


                          FIRST LEESPORT BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    32062107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  MARCH 8, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




                       [Continued on the following pages.]

----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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------------------------                            -----------------------
CUSIP NO.  320682107                 13G            PAGE 2 OF 6 PAGES
------------------------                            -----------------------

---- ---------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     ROBERT D. CARL, III
---- ---------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
     NOT APPLICABLE.                                                (b) [ ]
---- ---------------------------------------------------------------------------
  3  SEC USE ONLY

---- ---------------------------------------------------------------------------
  4  SOURCE OF FUNDS
     PF
---- ---------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                          [ ]
     NOT APPLICABLE.
---- ---------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
------------------------------------------------- ------------------------------
                   NUMBER OF                   7     SOLE VOTING POWER
                     SHARES                          157,606**
                  BENEFICIALLY
                    OWNED BY
                      EACH
                   REPORTING
                  PERSON WITH
                                             ------- ---------------------------
                                               8     SHARED VOTING POWER
                                                     6,250**
                                             ------- ---------------------------
                                               9     SOLE DISPOSITIVE POWER
                                                     157,606**
                                             ------- ---------------------------
                                               10    SHARED DISPOSITIVE POWER
                                                     6,250**
---- ---------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     163,856**

---- ---------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
     NOT APPLICABLE.

---- ---------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.32%**
---- ---------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON
     IN
---- ---------------------------------------------------------------------------
      **SEE ITEM 4 OF THIS SCHEDULE


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ITEM 1(A).        NAME OF ISSUER.

                  First Leesport Bancorp, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  133 North Centre Avenue
                  Leesport, Pennsylvania 19533

ITEM 2(A).        NAME OF PERSON FILING.

                  Robert D. Carl, III

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  8302 Dunwoody Place, Suite 200
                  Atlanta, GA 30350

ITEM 2(C).        CITIZENSHIP.

                  The United States of America

ITEM 2(D).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, $5.00 par value

ITEM 2(E).        CUSIP NUMBER.

                  320682107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

         (b)      [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

         (e)      [ ] An investment advisor in accordance with Rule
                  13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


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         (g)      [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned: 163,856 shares of common stock

                  The shares reported as beneficially owned by Mr. Carl consist of (i) 146,788 shares held outright, including 3,900 shares held in the form of an IRA Account in Mr. Carl's name, (ii) 6,250 shares owned by Mr. Carl's wife in her name, Anne C.A. Currie, (iii) 625 shares held in Mr. Carl's name as custodian for Annelies Aemilia Currie Carl, a minor under the Uniform Gift To Minors Act (UGTMA) of Georgia, and (iv) 625 shares held in Mr. Carl's name as custodian for James Robert Currie Carl, a minor under the Uniform Gift To Minors Act (UGTMA) of Georgia, (v) 4,784 shares owned by the Patricia A. Donahue Trust u/w 09-01-00 FBO Annelies Aemilia Currie Carl, established in Pennsylvania, for which Mr. Carl acts as sole trustee, and (vi) 4,784 shares owned by the Patricia A. Donahue Trust u/w 09-01-00 FBO James Robert Currie Carl, established in Pennsylvania, for which Mr. Carl acts as sole trustee.

                  Mr. Carl disclaims 15,818 shares of the total amount of shares beneficially owned, including (i) 6,250 shares owned by Anne C.A. Currie, (ii) 4,784 shares owned by the Patricia A. Donahue Trust u/w 09-01-00 FBO Annelies Aemilia Currie Carl, and (iii) 4,784 shares owned by the Patricia A. Donahue Trust u/w 09-01-00 FBO James Robert Currie Carl.

                  Mr. Carl shares voting power and dispositive power over 6,250 shares owned by his wife, Anne C.A. Currie.

         (b)      Percent of class:          5.32%

         (c)      Number of shares as to which such person has:


                  (i)   Sole power to vote or to direct the vote:                  157,606

                  (ii)  Shared power to vote or to direct the vote:                6,250

                  (iii) Sole power to dispose or to direct the disposition of:     157,606

                  (iv)  Shared power to dispose or to direct the disposition of:   6,250

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ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Anne C.A. Currie has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 6,250 shares of common stock of First Leesport Bancorp, Inc. The Patricia A. Donahue Trust u/w 09-01-00 EBO Annelies Aemilia Currie Carl and the Patricia A. Donahue Trust u/w 09-01-00 EBO James Robert Currie Carl have the right to receive dividends from, or the proceeds from the sale of, 4,784 shares each of common stock of First Leesport Bancorp, Inc.

                  The interest of any one such person or entity does not exceed 5% of the class of securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Date:   March 18, 2002

                                              /s/ Robert D. Carl, III
                                        ----------------------------------------
                                                  Robert D. Carl, III